UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Northampton Street, Suite A
(No. and Street)

Easton	PA	18042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Henry R. D'Alberto 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Henry R D'Alberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Associates, Inc., as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
NEHME J NEHME - Notary Public
Northampton County
My Commission Expires December 17, 2024
Commission Number 1119606

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
American Financial Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Associates, Inc.(the "Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Quinn & Staley LLC

February 24, 2021

Bala Cynwyd, PA 19004

American Financial Associates, Inc.
Statement of Financial Condition
December 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$ 55,534
Commissions receivable	135,851
Prepaid corporate income tax	115
Prepaid expenses	13,411
Fixed assets:	
Office equipment	53,359
Furniture & fixtures	1,781
Less: Accumulated depreciation	(55,140)
Total Fixed assets	-
Total Assets	$ 204,911
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 9,969
Commissions payable	101,466
Total Liabilities	111,435
STOCKHOLDER'S EQUITY	
Common stock - $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650
Retained earnings	19,866
	101,516
Less: Treasury stock, 804 shares at cost	(8,040)
Total Stockholder's Equity	93,476
Total Liabilities and Stockholder's Equity	$ 204,911

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Income
For the Year Ended December 31, 2020

	2020
Revenue	
Commissions	$ 4,372
Mutual fund fees	861,615
Other revenue	563,482
Total Revenues	1,429,469
Expenses	
Commissions	1,296,844
Employee salaries and benefits	71,779
Brokerage, exchange,and clearance fees	2,803
Occupancy	13,235
Technology and communications	9,132
Other expenses	29,369
Total Expenses	1,423,162
Net Income Before Provision for Income Taxes	6,307
Provision for Income Taxes	2,095
Net Income	$ 4,212

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	2020					
	Common Stock		Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Earnings	Shares	Amount	Equity
Balance, January 1, 2020	8,165	$ 81,650	$ 15,654	804	$ (8,040)	$ 89,264
Net Income	-	-	4,212	-	-	4,212
Balance, December 31, 2020	8,165	$ 81,650	$ 19,866	804	$ (8,040)	$ 93,476

The accompanying notes are an integral part of these financial statements

American Financial Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

		2020
Cash Flows Provided by Operating Activities:		
Net income	$	4,212
Adjustments to reconcile net income to net cash used by operating activities:		
Change in operating assets and liabilities:		
Commissions receivable		(14,133)
Prepaid corporate income tax		(115)
Prepaid expenses		(1,519)
Accounts payable		625
Commissions payable		11,878
Accrued corporate income taxes		(674)
Net Cash Provided by Operating Activities		274
Net Increase in Cash and Cash Equivalents		274
Cash and Cash Equivalents:		
Beginning of the year		55,260
Ending of the year	$	55,534
Supplemental Disclosure of Cash Flow Information:		
Taxes paid	$	2,191

The accompanying notes are an integral part of these financial statements

Note 1. SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994, the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania and the major source of revenue comes from selling mutual funds.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. There were no amounts over the federally insured limits for the year ending December 31, 2020.

The Company's cash equivalents are highly liquid debt investments with an original maturity of three months or less as of the acquisition date.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the year ended December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. There was no depreciation expense for the year ending December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retires or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the account and any resulting gain or loss is reflected in income.

Note 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Rent Expense

The Company has a month-to-month rental with no signed lease in the Pennsylvania office. Rent is $900 per month and is expensed when paid. Rent expense was $10,800 for the year ending December 31, 2020.

Commissions Receivable

Commissions receivable consist of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transaction. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 2. ADVERTISING COST

Advertising costs are expensed as incurred. Advertising costs of $835 were incurred for the year ending December 31, 2020.

Note 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3. REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company earns 12b-1 fees paid by mutual funds to the broker-dealer to cover marketing and selling of mutual fund shares and are calculated based on a set rate multiplied by the fund balance. The Company acts in an agent capacity and pays out the revenue received from the fund to the corresponding brokers. The amount of 12b-1 fees earned was $704,360 for the year ending December 31, 2020.

The following table presents revenue by major sources:

Disagreggated revenue from contracts with customers

Brokerage commissions		$ 4,372
Distribution fees		
12(b)1 fees	704,360	
Mutual fund fees	157,256	
Variable annuities	536,845	
Insurance	26,601	
Total distribution fees		1,425,062
Total revenue from contracts with customers		$ 1,429,434

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $45,892, which was $38,463 in excess of its required net capital of $7,429. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 2.4282 to 1.

Note 5. INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income taxes was $2,095 for the year ending December 31, 2020. The components of the provision for income taxes for the year ended December 31, 2020 are as follows:

	2020
Current - Federal	$ 741
Current - State & Local	1,354
Total provision for income taxes	$ 2,095

The corporate tax returns have not been prepared for the year ended December 31, 2020. There is an expected liability of $165 for state and local purposes and an expected prepayment $280 for federal purposes, which leaves $115 of net prepaid income tax at December 31, 2020.

Note 6. STOCKHOLDER'S EQUITY

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	10,000
Issued	8,165
Outstanding	8,165

In August 2010, the Board of Directors authorized the Company to repurchase 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

Note 7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A customer is considered major when the customer represents 5% or more of the total gross revenue for the year ended December 31, 2020. The loss of such a customer would have a significant impact on the Company's revenue. For the year ended December 31, 2020, the Company did not have any transactions with a major customer.

Note 8. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2020
Office Equipment	$ 53,359
Furniture & Fixtures	1,781
Total Fixed Assets at Cost	55,140
Less: Accumulated Depreciation	(55,140)
Property and equipment, net	$ -

Note 9. EXEMPTIVE PROVISIONS

The Company has a clearing agreement with its clearing broker, RBC Capital Markets, LLC. The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

The Company maintains a secondary clearing relationship and not a direct clearing relationship with its clearing broker, RBC Capital Markets, LLC.

An exemption is claimed from SEC Rule 15c-3-3 under c(k)(2)(ii) – All customer transactions are cleared through RBC Capital Markets, LLC (SEC# - 801-13059) on a fully disclosed basis.

Note 10. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements - ASC 606 Revenue Recognition
The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

New Accounting Pronouncements - ASC 842 Leases
In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The Company currently has no leases with a term of one year or greater and the amount of the lease liabilities is $0 for the year ending December 31, 2020.

Note 10. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

Note 11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

Note 12. COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement,no assessment of fines or other sanctions are imposed.

In March 2020, the World Health Organization recognized the novel strand of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the government of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Some of these actions have continued and may continue. Given the uncertainty regarding the spread of the coronavirus, the unrelated financial impact to the Company cannot be reasonably estimated at this time.

Schedule I
American Financial Associates, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2020

		2020
Net Capital:		
Net stockholders' equity from statement of financial condition	$	93,476
Deductions and/or Charges:		
Total nonallowable assets from statement of financial condition		(47,584)
Net Capital	$	45,892
Aggregate Indebtedness:		
Accounts payable	$	9,969
Commissions payable		101,466
Total Aggregate Indebtedness	$	111,435
Computation of Net Capital Requirement Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$	7,429
Minimum Dollar Net Capital Requirement	$	5,000
Excess Net Capital	$	38,463
Excess Net Capital at 1000%	$	34,749
Ratio of Aggregate Indebtedness to Net Capital		2.4282

Note: There are no material differences between the preceding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020

The accompanying notes are an integral part of these financial statements

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors of:
American Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(2)(ii) and American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2021

American Financial Associates, Inc
Exemption Report
SEC Rule 17a-5

American Financial Associates, Inc. is exempt from exchange act rule 15(c)3-3 for the year ending December 31, 2020. We are not a carrying or clearing broker dealer, so, therefore, we are exempt based on:

K2(ii) Who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

American Financial Associates, Inc. does not have any exceptions to this report for the year ending December 31, 2020.

[signature] 2/24/21

Henry R. D'Alberto
President

Date

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
American Financial Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Financial Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. American Financial Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2020, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Financial Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Financial Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2021

American Financial Associates, Inc.
Schedule of Assessment and Payments
(General Assessment Reconciliation Form SIPC-7)
For the Year Ended December 31, 2020

Total Revenue	$ 1,429,469
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,425,062)
Net gain from securities in investment accounts	(35)
SIPC Net Operating Revenues	4,372
General Assessment @ .0015	7
Payments made with 2020 Form SIPC-6 (Paid July 16, 2020)	(3)
Balance paid with SIPC-7 (Paid January 18, 2021)	$ 4

See accompanying independent accountant's report.